 Exhibit 99.1

Cardiome Selects Quintiles To Manage Global Regulatory Affairs And Life Cycle Safety Activities For BRINAVESS™ (Vernakalant Intravenous)

NASDAQ: CRME   TSX: COM

VANCOUVER, Feb. 4, 2013 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced the selection of Quintiles to provide comprehensive post-marketing lifecycle safety and global regulatory affairs services for BRINAVESS™. Quintiles, the world's leading provider of biopharmaceutical services, will begin providing these services effective immediately as Cardiome continues to prepare for the anticipated transfer of BRINAVESSTM from Merck to Cardiome.

"We are very pleased to begin our partnership with Quintiles during the pending return of global rights for the intravenous (IV) and oral formulations of vernakalant to Cardiome," stated William Hunter, M.D., interim CEO of Cardiome. "Finding a highly capable service provider to deliver operational regulatory and pharmacovigilance support was a key priority to effectively and expeditiously transfer the registered marketing authorizations from Merck to Cardiome.  We believe that Quintiles' global reach and extensive expertise in these areas will help facilitate a seamless worldwide transition."

In September 2012, Merck informed Cardiome that Merck (through two of its subsidiaries) would return the global marketing and development rights for both the intravenous and oral formulations of vernakalant to Cardiome. Vernakalant IV is marketed under the brand name BRINAVESSTM. BRINAVESSTM has received approval in the European Union and certain other markets worldwide for the rapid conversion of recent onset atrial fibrillation (AF) to sinus rhythm in adults: for non-surgery patients with AF of seven days or less and for post-cardiac surgery patients with AF of three days or less. Vernakalant IV is not approved for use in the United States or Canada.

About Cardiome Pharma Corp. Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Risks, uncertainties and factors that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks, uncertainties and factors related to the fact that: we, together with our collaborative partner, may not be able to successfully develop all or any of our current or future products and may not be able to obtain regulatory approval in targeted indications for our current or future products in all markets; we may not achieve or maintain profitability; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital as and when required; we depend on our collaborative partner to perform their obligations under licensing or other collaborative agreements; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; any of our products that obtain regulatory approval will be subject to extensive post-market regulation that may affect sales, marketing and profitability; any of our products that are successfully developed may not achieve market acceptance; we rely on third parties for the continued supply and manufacture of our products and have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters, including with respect to our ability to protect our intellectual property; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE: Cardiome Pharma Corp.

%CIK: 0121212121

For further information:

Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

CO: Cardiome Pharma Corp.

CNW 16:45e 04-FEB-13